DHI Group, Inc.
1040 Avenue of the Americas, 8th Floor
New York, New York 10018

November 14, 2016

Via EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549−7010

Attention: Mr. Stephen Krikorian, Accounting Branch Chief
Office of Information Technologies and Services

RE: DHI Group, Inc.
Form 10−K for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
Form 10-Q for the Quarter Ended June 30, 2016
Filed July 27, 2016
Forms 8-K furnished on July 27, 2016 and October 17, 2016
(File No. 001−33584)

Ladies and Gentlemen:

DHI Group, Inc. (the “Company”) submits in electronic form for filing the accompanying responses of the Company to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in a letter from Stephen Krikorian, dated October 31, 2016 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter and the text of the Staff’s comments is set forth below in italics.

The Company conveys the following as its responses to the Staff:

Form 10-K for the Fiscal Year Ended December 31, 2015

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our Revenues and Expenses, page 32

Comment 1:

We note that you disclose the total number of recruitment package customers as of December 31, 2015 and 2014 for Dice. However, based on the disclosures on page 6 it appears that you also derive revenue from the sale of recruitment packages for other brands. Please tell us what consideration was given to disclosing the number of recruitment package customers and the average monthly revenue per recruitment package customer for your other brands.

Response to Comment 1:

Dice revenue from recruitment packages makes up 40% and 39% of the Company’s total consolidated revenue for the years ended December 31, 2015 and 2014, respectively.  As these represent such a large portion of the Company’s consolidated revenues, the number of recruitment packages and the average monthly revenue per recruitment

DHI Group, Inc.

package customer in the Dice business unit is a significant driver of our total company performance and a useful measure for the reader to understand our financial results. Conversely, recruitment package revenue for eFinancialCareers, ClearanceJobs and Rigzone comprise only 10%, 4%, and, 4%, respectively, of the Company’s consolidated revenue for the year ended December 31, 2015 and 10%, 3%, and 2%, respectively, for the year ended December 31, 2014. The Company considers the number of recruitment package customers and average monthly revenue per recruitment package customer for Dice to be significant measures in understanding the Company’s business. In our consideration, we determined the number of recruitment package customers and average monthly revenue per recruitment package customer for eFinancialCareers, ClearanceJobs, and Rigzone are not sufficiently significant individually for the reader of the financial statements to understand the Company’s results as a whole and might distract the reader from the more meaningful Dice metrics.

Critical Accounting Policies

Goodwill, page 33

Comment 2:

We note your disclosure that with the exception of Energy, the fair value of each reporting unit was in excess of the carrying value as of December 31, 2015. Please tell us the percentage by which the fair value of each reporting unit exceeded its carrying value. To the extent that a reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of your goodwill impairment analyses, please disclose the percentage by which the fair value exceeded carrying value as of the date of the most recent test. If your reporting unit is not at risk of failing step one, please disclose this fact.

Response to Comment 2:

At December 31, 2015, using the most recent annual impairment testing date of October 1, 2015, the percentage by which the fair value of each reporting unit exceeded its carrying value is as follows: Dice: 270%; Dice Europe: 56%; Finance: 42%; Healthcare: 235%; Hospitality: 122%; and WorkDigital: 74%. Accordingly, we determined that the estimated fair value of each reporting unit was substantially in excess of its carrying value and not potentially at risk of failing step one of our goodwill impairment analysis. In future filings, if a reporting unit’s estimated fair value is not substantially in excess of the carrying value and is potentially at risk of failing step one of the goodwill impairment analysis, we will disclose the percentage by which such fair value exceeded the carrying value as of the date of the most recent test. If a reporting unit is not at risk of failing step one, we will disclose that fact.

Item 9A. Controls and Procedures

Management’s Report on Internal Control Over Financial Reporting, page 83

Comment 3:

Your disclosure indicates that you evaluated the effectiveness of your internal control over financial reporting using the 1992 framework. However, we note that the Report of Independent Registered Public Accounting Firm indicates that the 2013 framework was used. Please advise.

Response to Comment 3:

We have evaluated the effectiveness of our internal control over financial reporting, and Deloitte & Touche LLP has audited our internal control over financial reporting, based on the framework in Internal Control-Integrated Framework (2013). We note that we inadvertently referenced that the 1992 framework was used but hereby confirm that the Report of Independent Registered Public Accounting Firm correctly references the 2013 framework. In future filings, the Company will correctly state this, including a reference to the Internal Control-Integrated Framework (2013).

DHI Group, Inc.

Form 10-Q for the Quarter Ended June 30, 2016

Note 12. Segment Information, page 14

Comment 4:

We note that you evaluated the fair value of the Energy reporting unit and determined that the reporting unit was not at risk of failing step 1. Please provide us with the analysis that supports this determination as of June 30, 2016.

Response to Comment 4:

Demand for the Company’s Energy services is significantly impacted by oil prices. Higher oil prices encourage the exploration, drilling, and production of oil, which creates demand for employees in the sector and, in turn, creates demand for our services. Based on discussions with our customers, we believe there is a lag of approximately six to nine months between stabilizing and then rising oil prices, and increased customer demand for our services. Actual or expected oil prices in relationship to drilling and other costs are also factors as customers re-engage with our sales teams to discuss future needs and approximate timing.

At June 30, 2016, the Company believed the improvements in oil prices during the first half of 2016 was the beginning of a recovery in the industry. Our engagement with customers was increasing and industry sentiment also appeared to be improving. Historical price declines tended to last 12-24 months from the initial decline to the beginning of a recovery. June 2016 was the twenty-first month of the down cycle and oil prices had been generally improving for six months at that point. Customer engagement, improved sentiment in the market, six months of stabilizing then increasing oil prices, and the relative duration of the down-turn all pointed toward a recovery and increased demand for our services, which supported our evaluation. We did not expect the recovery to be fast and, accordingly, our analysis included a slow revenue build with an expectation of gradually regaining 2014 revenue and margin levels over a span of approximately 8 years.

The Company’s approach in preparing its analysis at June 30, 2016 was consistent with that disclosed in its annual report on Form 10-K for the fiscal year ended December 31, 2015. Although positive signs appeared as discussed above, forecasts were still reduced at June 30, 2016. Using these assumptions and after reducing its forecast, the Company determined that the fair value of the Energy reporting unit still exceeded its carrying value by 20% at June 30, 2016. Additionally, we believed the slow and steady build to prior levels was supportable based on the totality of evidence considered in evaluating our future projections. As such, the Company determined that the fair value of the Energy reporting unit was not at risk of failing step one.

Form 8-K furnished on July 27, 2016

Comment 5:

We note your presentation of Adjusted EBITDA and margin on page 2. Please revise future filings to provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP to the non-GAAP financial measure for each Adjusted EBITDA measure provided. We refer you to Item 10(e)(1)(i)(B) of Regulation S-K and Regulation G.

Response to Comment 5:

The Company provided a reconciliation of total Adjusted EBITDA to net income and to net cash provided by operating activities in the Non-GAAP Supplemental Data section of the July 27, 2016 earnings release. In future filings that include additional Non-GAAP measures, the Company will provide a reconciliation of the most directly comparable financial measure calculated and presented in accordance with GAAP similar to the format used to reconcile total Adjusted EBITDA in the Non-GAAP Supplemental Data section of the July 27, 2016 earnings release.

DHI Group, Inc.

Comment 6:

We note that you omit a quantitative reconciliation with respect to your forward looking non-GAAP guidance, but you do not provide the disclosure required when the reconciliation is omitted. In your next earnings release, please follow the guidance in Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment 6:

In future filings that include forward looking non-GAAP guidance, the Company will provide a quantitative reconciliation with respect to our forward looking non-GAAP guidance, or will include the disclosure required when the reconciliation is omitted, as applicable. The reconciliation will be similar to the format used to reconcile total Adjusted EBITDA in the Non-GAAP Supplemental Data section of the July 27, 2016 earnings release.

Form 8-K furnished on October 17, 2016

Comment 7:

You indicate in your preliminary results that you may incur a pre-tax impairment charge of up to $25 million in the third quarter of 2016. Please tell us which reporting units this impairment relates to. If the impairment relates to the Energy reporting unit, please compare the conditions at the time of your June 30, 2016 analysis to that of your recent analysis.

Response to Comment 7:

The pre-tax impairment charge of up to $25 million in the third quarter of 2016 noted in our preliminary results relates to the Energy reporting unit.

As noted in our response to Comment 4 above, demand for the Company’s Energy services is significantly impacted by oil prices. Higher oil prices encourage the exploration, drilling, and production of oil, which creates demand for employees in the sector and, in turn, creates demand for our services. Based on discussions with our customers, we believe there is a lag of approximately six to nine months between stabilizing and then rising oil prices, and increased customer demand for our services. Actual or expected oil prices in relationship to drilling and other costs are also factors as customers re-engage with our sales teams to discuss future needs and approximate timing.

The Company’s evaluation of the energy industry considers the sentiment and activity of its customers and historical trends as well as oil industry forecasts such as demand, production and pricing expectations. There are numerous data sources regarding the health and future of the industry. Pricing volatility can occur based on production announcements or other news, particularly from the large oil producing regions such as the Middle East, Russia, and North America.

Oil prices, which were $37 per barrel at December 31, 2015, gradually rose to $50 per barrel at June 30, 2016. Although still at a low level compared with 2014, the rising oil prices in the first half of 2016, particularly in the second quarter, appeared to improve sentiment across the industry. Based on discussions with our customers, the Company believed at June 30, 2016 that demand for its services would improve in the second half of 2016 and thereafter. Additionally, the Company anticipated the energy industry slow-down would last 12-24 months based on historical cycles of crude oil prices and rig counts. June 2016 was the twenty-first month of the industry down-turn. Improvements in oil prices noted above followed the historical timing trends and improved sentiment in the industry. These factors led the Company to believe demand would increase for its services and accordingly, we determined that no impairment was warranted as of June 30, 2016.

Rather than continue on their rising trend, oil prices flattened and then declined to nearly $40 per barrel in the third quarter of 2016, creating added uncertainty to the length of the down-turn. During this period, there were modest increases to rig counts, which normally would signal improved demand for our services as the industry needs for employees to operate rigs returned. However, customers for which we had anticipated reinvestment as well as increased hiring needs and purchases of our services in the second half of 2016 unexpectedly either fell silent in the third quarter or reduced their expectations. Engagement with our customers, demand for our services, as well as expectations of future activity from them

DHI Group, Inc.

actually declined during the third quarter. Customer billings for the third quarter of 2016 were down 26% from estimates prepared as of June 30, 2016 and fourth quarter 2016 estimates were reduced 16% as of September 30, 2016. The third quarter of 2016 decline in our business was contrary to historical trends and customer sentiment had become negative. Overall, the momentum we observed leading up to June 30, 2016, primarily attributed to oil price increases, subsided and uncertainty swelled in the industry in the third quarter of 2016. Furthermore, competitive pressures increased in the third quarter. Under normal conditions, we believe our product has a competitive advantage and strong return on investment, even against lower cost competitors. However, the current conditions of high unemployment and low or negative margins within the sector have contributed to making these low cost options more attractive to our customers, thereby pressuring our market share. This emerging competitive dynamic will likely delay our recovery or possibly require a change to our “go to market” strategy, particularly if our competitors are able to demonstrate success in filling positions. As competition makes inroads in our Energy business, we determined this created an added level of uncertainty to our forecasts.

Finally, during the third quarter, the Company completed a strategic assessment that culminated in a renewed focus on providing more value within the tech vertical, which is designed to reinvigorate its technology talent acquisition franchise and fast-track development of next-generation talent acquisition solutions. This strategy, which includes launching new products and services targeting the tech talent recruitment and sourcing market, enhances exposure to the favorable fundamentals of the tech employment vertical to drive improved growth opportunities and shareholder value. While we expect some spillover benefit of these initiatives to our other verticals, it will likely limit the availability of the Company’s resources required to mitigate the energy vertical specific macro-economic and competitive forces mentioned above.

Therefore, in light of more persistent unfavorable economic conditions, increasing low cost competition and the new stated strategy of directing more of our resources to our tech talent acquisition segment, we determined the need for reduced long term forecasts for the Energy reporting unit leading to the resulting deficiency in fair value to carrying value of our remaining goodwill at the Energy reporting unit as of September 30, 2016.

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 The Company acknowledges that the Company and its management are responsible for the adequacy and accuracy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

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If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (212) 949-3563 or Greg Schippers at (515) 978-3736.

Sincerely,

/s/ Luc Grégoire
Luc Grégoire Chief Financial Officer
cc:	Brian P. Campbell, Esq. Vice President, Business and Legal Affairs and General Counsel
Greg Schippers, VP, Finance and Controller